UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2025

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On September 10, 2025, NeuroSense Therapeutics Ltd. issued a press release reporting that it’s drug candidate shows early signals of benefit in Alzheimer's patient-derived neurons. A copy of the press release is furnished herewith as Exhibit 99.1.

This Report on Form 6-K (including in Exhibit 99.1 only the language prior to the reference to Mr. Alon-Ben Noon) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File No. 333-269306, 333-260338, 333-283656 and 333-284051), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: September 10, 2025	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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